

FOR IMMEDIATE RELEASE

SBS Technologies Reports Results of Fourth Quarter and Fiscal Year Ended June 30, 2005

Albuquerque, New Mexico *(August 9, 2005)* **–** SBS Technologies® (**Nasdaq: SBSE**), a leading designer and manufacturer of embedded computer solutions for the government, commercial, and communications infrastructure markets, today announced the results of its fourth quarter and fiscal year ended June 30, 2005. Highlights include:

- Sales were $38.0 million for the quarter, and $152.4 million for the fiscal year.
- Net income was $767,000 for the quarter, and $4.4 million for the fiscal year.
- EPS was $0.05 for the quarter, and $0.28 for the fiscal year.
- Gross profit as a percentage of sales for the quarter was 44.8%, and 44.3% for the fiscal year.
- Backlog at the end of the quarter was $44.4 million.
- Bookings were $38.5 million for the quarter, and $154.8 million for the fiscal year.
- Book-to-bill ratio for the quarter was 1.01 to 1, and 1.02 to 1 for the fiscal year.
- Cash at the end of the quarter was $55.2 million compared to $55.0 million at the end of the prior quarter and $47.9 million at the end of the prior fiscal year.
- Thirteen design wins were reported for the quarter and 34 for the fiscal year.

"For the fiscal year 2005, sales increased 14%, even though we experienced fluctuations in our markets and delays in the start of production of several government programs. Our earnings were impacted by lower margins and our mid-year decision, due to market conditions, to further invest in our infrastructure to better address the government systems and Asian markets. In addition, we made a significant investment in our recently announced AdvancedMC™ product family, which we believe places SBS in an excellent position in the emerging AdvancedTCA® market," said Clarence W. Peckham, CEO of SBS Technologies, Inc. "We are executing a sound overall strategy, which we

believe will continue to deliver growth in sales and earnings over the next several years," continued Peckham.

SALES

Sales for the fourth quarter were $38.0 million, relatively unchanged compared to $38.2 million in sales for last year's fourth quarter. On a sequential basis, total sales increased 2%, compared to $37.3 million in sales for the quarter ended March 31, 2005. Sales for the fiscal year ended June 30, 2005 were $152.4 million, a 14% increase from $133.9 million in sales for the prior fiscal year.


SALES BY SEGMENT
(dollars in millions)


Three months ended:	June 30, 2005	% of total	June 30, 2004	% of total	Mar. 31, 2005	% of total
Americas Group	$23.1	61%	$27.1	71%	$22.9	61%
Europe Group	14.9	39%	11.1	29%	14.4	39%
Total	$38.0	100%	$38.2	100%	$37.3	100%

Fiscal years ended:	June 30, 2005	% of total	June 30, 2004	% of total
Americas Group	$96.4	63%	$97.1	73%
Europe Group	56.0	37%	36.8	27%
Total	$152.4	100%	$133.9	100%

By segment, sales for the fourth quarter by the Americas Group were $23.1 million, a decrease of 15%, and sales by the Europe Group were $14.9 million, an increase of 34%, 5% of which is the result of changes in currency exchange rates, both compared to the fourth quarter of the previous fiscal year. On a sequential basis, sales by the Americas Group increased 1% and sales by the Europe Group increased 3%, both compared to the quarter ended March 31, 2005. Sales for the fiscal year ended June 30, 2005 by the Americas Group were $96.4 million, a 1% decrease, and sales by the Europe Group were $56.0 million, an increase of 52%, 9% of which is the result of changes in currency exchange rates, both compared to the fiscal year ended June 30, 2004.

SALES BY END MARKET
(dollars in millions)

Three months ended:	June 30, 2005	% of total	June 30, 2004	% of total	Mar 31, 2005	% of total
Government	$16.4	43%	$19.1	50%	$17.4	47%
Commercial	9.8	26%	10.7	28%	9.0	24%
Communications	11.8	31%	8.4	22%	10.9	29%
Total	$38.0	100%	$38.2	100%	$37.3	100%

Fiscal years ended:	June 30, 2005	% of total	June 30, 2004	% of total
Government	$67.9	45%	$68.0	51%
Commercial	41.0	27%	39.9	30%
Communications	43.5	28%	26.0	19%
Total	$152.4	100%	$133.9	100%

By end market, for the quarter ended June 30, 2005, sales to government customers were $16.4 million, a decrease of 14%, sales to commercial customers were $9.8 million, a decrease of 9%, and sales to communications customers were $11.8 million, an increase of 41%, all compared to the fourth quarter of the prior fiscal year. On a sequential basis, sales to government customers decreased 6%, sales to commercial customers increased 8%, and sales to communications customers increased 9%, all compared to the quarter ended March 31, 2005. For the fiscal year ended June 30, 2005, sales to government customers were $67.9 million, unchanged from the prior fiscal year. For the fiscal year ended June 30, 2005, sales to commercial customers were $41.0 million, an increase of 3%, and sales to communications customers were $43.5 million, an increase of 67%, both compared to the prior fiscal year.

For the quarter ended June 30, 2005, as a percentage of total sales, sales to one communications customer, Ericsson, represented 18% and sales to one commercial customer, Applied Materials, represented 6%. No other customer represented more than 5% of sales. For the fiscal year ended June 30, 2005, as a percentage of total sales, sales to Ericsson were 16%, sales to Applied Materials were 9%, and no other customer represented more than 5% of sales.

NET INCOME

Net income for the quarter ended June 30, 2005 was $767,000, compared to $2.7 million for the same period of the prior fiscal year. For the fiscal year ended June 30, 2005, net income was $4.4 million compared to $5.2 million for the fiscal year ended June 30, 2004. Net income per common share – assuming dilution, for the quarter ended June 30, 2005, was $0.05, compared to $0.17 reported for the fourth quarter of the prior fiscal year. Net income per common share – assuming dilution, for the fiscal year ended June 30, 2005, was $0.28, compared to $0.34 reported for the prior fiscal year. The financial results for the fiscal year ended June 30, 2004 included restructuring costs associated with the closure of the Carlsbad, California facility which negatively impacted net income per common share – assuming dilution by approximately ($0.11). This closure had minimal impact on the financial results for the quarter ended June 30, 2004.

GROSS PROFIT

Gross profit for the quarter as a percentage of sales was 44.8%, compared to 46.9% for the fourth quarter of the prior fiscal year, and 42.2% for the preceding quarter. Compared to the quarter ended June 30, 2004, sales from lower margin production business, competitive pricing primarily from commercial and communications customers, and lower sales of the Company's quick-turn, higher margin business lowered gross margin as a percentage of sales. Compared to the preceding quarter, as a percentage of sales, margins improved due to a change in sales mix resulting from increased sales of higher margin products. For the reasons just mentioned, for total fiscal year 2005, gross margin as a percentage of sales declined approximately 3.6 percentage points to 44.3% compared to the previous fiscal year.

BACKLOG

Total Company backlog as of June 30, 2005 was approximately $44.4 million, compared to $42.1 million at the end of the fourth quarter of the last fiscal year, and $45.1 million at the end of the preceding quarter. The total Company book-to-bill ratio was 1.01 to 1 for the quarter and 1.02 to 1 for the fiscal year. The decrease in backlog compared to the preceding quarter was primarily due to changes in currency exchange rates. Total bookings were $38.5 million for the quarter and $154.8 million for the fiscal year ended June 30, 2005.

CASH BALANCE

The total cash balance at June 30, 2005 was $55.2 million compared to $55.0 million at the end of the prior quarter and $47.9 million at the end of the prior fiscal year, and SBS remains debt free.

DESIGN WINS

During the quarter ended June 30, 2005, SBS achieved thirteen design wins. Each reported design win represents an initial purchase order of a minimum of $100,000 and is forecasted to produce a minimum of $500,000 in annual sales when in production. By market, ten design wins were for the government market, two were for the communications market, and one was for the commercial market.

The ten government design wins represents the highest number achieved in a quarter for this market in the past three years.   All of these new design wins were for systems, including a new flight computer for a small unmanned airborne vehicle (UAV) using SBS' new small form factor computer system, a B1B bomber graphics upgrade that includes an SBS high performance graphics solution with a dual PowerPC® single board computer, and an E6B aircraft communications system upgrade. The balance of the design wins were also for upgrades of existing military platforms.

The design win in the commercial market was with Applied Materials for a new control system. This design win increases SBS' content with Applied Materials. The semiconductor manufacturing equipment market is a segment where SBS is well positioned to provide total computer solutions for customers.

In the communications market, one of the design wins was a new wireless application with Ericsson. This continues SBS' long-term relationship with Ericsson, a key customer in the company's growth plans for fiscal year 2006. The second design win was for a video on demand application.

"For fiscal year 2005, we won a total of thirty-four new design wins with twenty-four in the government, four in the commercial and six in the communications market. Design wins are a measure of the penetration of our products into customer applications and are critical to our continued success," said Peckham.

NEW PRODUCTS

During the quarter, SBS released a total of fourteen new products, eight of which are SBS' initial AdvancedMC product offering. For the year, SBS released a total of forty-two new products.

In the AdvancedMC product family, SBS released three wide area network mezzanine cards, a four port Ethernet card, a fibre channel card, an Intel® processor card, and two chassis products. This represents the largest family of products released by SBS at one time. The strength of the AdvancedMC product releases has opened new opportunities for SBS in the AdvancedTCA market.

To better address communications customer requirements, SBS expanded its wide area network product line by releasing a DS3 wide area network PCI card. The military product line was enhanced with the release of an FPGA PMC I/O card, a conduction cooled dual PMC carrier, Ethernet fail over support software, a PMC Ultra SCSI 320 card, and a ten port managed Ethernet switch. All of these products are being used in new design win opportunities.

"The June quarter was an exciting quarter for new product introductions. SBS is a product and technology company, and we will continue to focus our R&D efforts to provide solutions for our customers," added Peckham.

BUSINESS OUTLOOK

The following statements are based on current expectations and speak only as of the date of this release, August 9, 2005. These statements are forward-looking, and actual results may differ materially.

"We introduced our AdvancedMC product line for communications applications," said Peckham. "As a result of meetings with customers, and, the industry focus on the emerging AdvancedTCA market, we believe we have developed the right products. The agreement with IBM® to develop an AdvancedMC carrier card for IBM eServer® BladeCenter™ systems capable of using up to four AdvancedMC modules, which we announced in June, is an example of the type of applications we are pursuing. The agreement will allow us to sell the SBS carrier card along with our AdvancedMC solutions to IBM server customers in all markets. Since we announced our AdvancedMC product line at SUPERCOMM® in June, we have generated tremendous interest from customers as measured by increased leads and web site inquiries.

"We have had great success in achieving design wins in the government military systems market. Our systems are now recognized by customers as being a cost effective open standard based solution for both flight and mission computer applications. We will continue to close new design wins; and since many of our existing design wins have completed the development and qualification phase, we expect to see an increase in production orders in fiscal year 2006. Increasing our presence in this market is a key element of our growth strategy.

"In the commercial market, we are pursuing opportunities by focusing our business development efforts on semiconductor manufacturing equipment, image processing, and medical electronics applications. These are segments of the market that require high performance solutions which are a good fit for our product portfolio.

"Looking forward, based on our forecasts, we expect that a significant amount of our revenue growth for fiscal year 2006 will occur in the second half of the fiscal year. This is due to two primary factors. First, we expect revenues from AdvancedMC products to begin to ramp up during the later part of the year. Second, based on customers' forecasts, orders for military systems will increase as we progress through the fiscal year. For fiscal year 2006, we expect revenue between $165 million and $175 million.

"Based on our backlog and our customers' forecasts, we expect revenue for the first quarter of fiscal year 2006 ending September 30, 2005 to be between $35 million and $37 million. Over the past several years, the September quarter has been the lowest sales quarter of the fiscal year.

"In summary, fiscal year 2005 was a year of mixed results, but overall we are pleased with the long-term partnerships we are building with our customers, and we are excited about our future. With the targeted investments we have made, our infrastructure is now in place for leveraged growth. We are successfully executing our strategy which we believe will deliver growth in sales and earnings over the next several years," added Peckham.

CONFERENCE CALL INFORMATION

SBS will host a conference call to discuss further the results of the quarter at 4:45 p.m. Eastern Time, Tuesday, August 9, 2005. To access the call, dial toll-free (800) 988-9518, or international dial +1(610) 794-9308. The passcode for the conference call is "SBS." The call will also be webcast live, and later archived for a limited time in the Investor Relations section of the SBS web site at http://www.sbs.com. An audio replay of the call may be accessed approximately one hour following the conclusion of the call by dialing (800) 839-1248 or international (203) 369-3356. There is no passcode for the audio replay.   The replay will be available through August 19, 2005.

ABOUT SBS TECHNOLOGIES

SBS Technologies, Inc., (Nasdaq: SBSE) founded in 1986, designs and builds a wide range of standard and customized embedded computer products. Our products include processor boards, input/output modules, networking devices, and complete computer systems. Our products are used in many industries, including telecommunications, medical electronics, industrial automation and defense. Headquartered in Albuquerque, New Mexico, SBS maintains eight primary operating locations, has regional sales offices throughout the United States and has international sales and support offices in six countries. More information on SBS is available at www.sbs.com.

This release contains forward-looking statements regarding future events and the future financial performance of SBS, including future sales, earnings, market conditions, customer demand, and bookings, and the continued development of SBS' competitive position, that are subject to a number of risks and other factors which could cause the actual results to differ materially from those projected or implied in the forward-looking statements. Among these factors are: timing of receipt of government production orders; continued health of SBS' end markets, including the semiconductor manufacturing equipment market and the telecommunications market; sales to Ericsson to continue during fiscal year 2006 at approximately the same dollar sales level as during fiscal year 2005; the rate of adoption of the new AdvancedTCA standard in the telecommunications market; business and economic conditions generally affecting SBS' customers and their end customers, including but not limited to the changes in size and program priorities of military procurement budgets; a high degree of uncertainty and rapid change in the markets addressed by SBS' products that could reduce sales or render certain SBS products obsolete; customer demand for and acceptance of SBS' products which may affect both sales and margins; SBS' ability to design, test and introduce new products on a timely basis; and the other risk factors listed from time to time in SBS' Securities and Exchange Commission reports, including those listed under "Risk Factors" in SBS' Annual Report on Form 10-K for the year ended June 30, 2004 filed with the SEC.

Brand or product names are registered trademarks or trademarks of their respective holders.

Tables to Follow

SBS Technologies, Inc. and Subsidiaries
Consolidated Statements of Operations
Thousands (except per share amounts)
(Unaudited)

		Three months ended June 30,		Years ended June 30,	
		2005	**2004**	**2005**	**2004**
Sales	$	37,973	38,201	152,437	133,874
Cost of sales		20,954	20,266	84,942	69,759
Gross profit		17,019	17,935	67,495	64,115
Selling, general and administrative expense		9,702	8,580	35,746	32,504
Research and development expense		6,755	5,523	24,919	20,552
Employee severance and consolidation costs		—	(95)	—	2,400
Amortization of intangible assets		321	381	1,282	1,527
Operating income		241	3,546	5,548	7,132
Interest and other income, net		332	94	941	634
Foreign exchange gains (losses)		208	(28)	(77)	(348)
		540	66	864	286
Income before income taxes		781	3,612	6,412	7,418
Income tax expense		14	893	1,988	2,225
Net income	$	767	2,719	4,424	5,193
Earnings per share data:					
Net income per share	$	0.05	0.18	0.28	0.34
Net income per share – assuming dilution	$	0.05	0.17	0.28	0.34
Weighted average shares used in net income per share computations		15,646	15,336	15,567	15,146
Weighted average shares used in net income per share – assuming dilution computations		15,680	15,795	15,718	15,477

SBS Technologies, Inc. and Subsidiaries
Consolidated Balance Sheets
Thousands (except share amounts)
(Unaudited)

		June 30, 2005	June 30, 2004
Assets			
Current assets:			
Cash and cash equivalents	$	55,195	47,943
Receivables, net		27,535	23,776
Inventories		21,815	26,249
Income taxes receivable		—	983
Deferred income taxes		1,361	1,351
Prepaid expenses		1,676	1,573
Other current assets		718	332
Total current assets		108,300	102,207
Property and equipment, net		7,635	7,979
Goodwill		16,995	16,734
Intangible assets, net		3,108	4,764
Deferred income taxes		15,529	13,173
Other assets		891	279
Total assets	$	152,458	145,136
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$	4,509	6,854
Accrued representative commissions		819	889
Income taxes payable		3,051	—
Accrued compensation		4,851	4,893
Accrued severance and consolidation costs		424	870
Other current liabilities		2,785	1,986
Total current liabilities		16,439	15,492
Other long-term liabilities		132	17
Total liabilities		16,571	15,509
Stockholders' equity:			
Common stock, no par value; 200,000,000 shares authorized; 15,645,929 issued and outstanding at June 30, 2005, 15,496,949 issued and outstanding at June 30, 2004		98,369	96,601
Unearned compensation		(84)	(29)
Accumulated other comprehensive income		2,014	1,891
Retained earnings		35,588	31,164
Total stockholders' equity		135,887	129,627
Total liabilities and stockholders' equity	$	152,458	145,136

###

Contact: Jennifer D. Wade
                 Investor Relations
                 Tel. (505) 875-0600
                 Fax. (505) 875-0404
                 email: jwade@sbs.com